



STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 01/02/1996
960001286 - 2031528

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PENNATE CORP.

The undersigned corporation, in order to amend its Certificate of Incorporation, hereby certifies as follows:

FIRST: The name of the corporation is PENNATE CORP.

SECOND: The corporation hereby amends its certificate of incorporation as follows:

Paragraph FIRST of the Certificate of Incorporation, relating to the corporate title of the corporation, is hereby amended to read as follows:

"FIRST: the name of the corporation is: KALEX CORP."

THIRD: The amendment effected herein was authorized by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon at a meeting of shareholders pursuant to Sections 222 and 242 of the General Corporation Law of the State of Delaware on November 29, 1995.

IN WITNESS WHEREOF, we hereunto sign our names and affirm that the statements made herein are true under the penalties of perjury, this 29th day of November 1995.

[signature], President

ATTEST:

[signature], Secretary

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